Filed by Swvl Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Queen’s Gambit Growth Capital

Commission File No.: 001-39908

Date: July 28, 2021

The following article was published on June 28, 2021 by Barron’s.

Barron’s – Transportation Firm Swvl to Merge With All-Female-Led Queen’s Gambit SPAC

By Nicholas Jasinski

July 28, 2021

Swvl, a Middle Eastern quasi-Uber Technologies, quasi-public-transit start-up is going public via a merger with an all-female-led blank-check company, Queen’s Gambit Growth Capital.

The deal, announced Wednesday, values Swvl at about $1.5 billion, including proceeds of more than $400 million, and is expected to close by the end of this year. The market’s initial reaction to the deal was positive, but Queen’s Gambit’s shares (ticker: GMBT) remained below their cash value.

By merging with a special purpose acquisition company, or SPAC, Swvl gets cash to invest in its growth. It also goes public in the process by taking over Queen’s Gambit’s stock market listing, when the ticker symbol will change to SWVL. Swvl, which has about 600 employees and is based in Dubai, currently operates in 10 cities in the Middle East and Africa, including Cairo, Karachi, Nairobi, and Dubai. It plans to put proceeds from its SPAC deal toward hiring additional software engineering staff and expanding to new markets, including in Latin America and Europe.

Many of the developing world’s fastest-growing megacities lack effective or safe public transportation options for everyday commuters who can’t afford private options like taxis or Careem, Uber’s (ticker: UBER) Middle Eastern subsidiary. Founded in 2017, Swvl allows users to book much cheaper seats on multi-seater buses and vans operated by private contractors, using their smartphones.

The approach is about halfway between ordering an Uber and taking a public bus. Swvl’s algorithm routes its vehicles like a mass transit network that’s constantly updating based on commuting patterns and demand, founder and CEO Mostafa Kandil tells Barron’s, constantly picking up and dropping off passengers. He says the service can be as much as 80% cheaper than ordering a Careem, with only a 20% increase in travel time. Rides can cost less than one U.S. dollar.

Compared with limited or unreliable public transport options, Swvl is in another league, Kandil says. The company cites several revealing statistics in its investor presentation: Just 10% of commuter demand is met by public transport options in Dubai, Cairo’s notorious traffic shaves 4% off Egypt’s gross domestic product each year, and 78% of women in Karachi say they have been harassed on public transit.

Helping to mitigate some of those societal costs was important to Queen’s Gambit, which raised $345 million in a January 2021 initial public offering to put toward a merger with a “business that provides solutions promoting sustainable development, economic growth, and prosperity,” according to its prospectus. The SPAC’s CEO is Victoria Grace, a tech-focused venture-capital investor at Colle Capital Partners.

“70% of users of Swvl are women who are able to commute to their office or university or hospital, so it’s helping to democratize access to employment opportunities and basic needs,” Grace says. “The second piece that’s equally important is around environmental impact. Buses on the platform run much more efficiently. They cause less congestion and less pollution.”

Queen’s Gambit boasts an all-female management team and board, which includes directors with both financial and investing backgrounds and operating experience at companies in diverse industries. It’s a composition that Barron’s has written in the past leads to better outcomes for SPACs.

And there are both corporate and financial institutional partners as well: Kuwait-headquartered Agility Logistics, a Middle Eastern shipping and warehousing company, and hedge fund Luxor Capital Group both purchased just under 10% of shares in Queen’s Gambit’s IPO.

Agility and Luxor are both investing additional capital in the deal in the form of a private investment in public equity, or PIPE, along with other investors for a total of $100 million. Swvl’s existing shareholders are rolling over their entire stakes into the public company and will own about 65% after closing. Queen’s Gambit shareholders will own 22%, its management will receive 6%, and PIPE investors will get 7%.

Swvl also offers trips on long-distance intercity buses: A single seat on a 3 1⁄2-hour trip from Alexandria to Cairo could recently be booked for 95 Egyptian pounds (about $6). And it offers its software to businesses, schools, and other institutions to provide transportation for their users, which Swvl calls “TaaS,” or transportation as a service.

Swvl aims to be in 20 countries on five continents by 2025, with more than $1.3 billion in revenue—about half bus-hailing sales and half from its business-to-business sales. That would be up from just $47 million in combined revenue this year. The company also projects adjusted earnings before interest, taxes, depreciation, and amortization—or Ebitda—rising from a $41 million loss this year to a $173 million profit in 2025. Swvl says it already operates at close to break-even on each ride, with profit margins set to expand as scale and utilization increases. Still, many investors could see those projections as overly optimistic.

Queen’s Gambit shares rose 1.7% on Wednesday morning, to $9.84 per share—below the SPAC’s $10 per-share trust value. SPAC shareholders have the right to redeem their stock for a proportionate share of its cash at the time of the merger. If the stock price is below the trust value, a large proportion of shareholders could choose to redeem, leaving the SPAC with less cash to close the deal. Swvl and Queen’s Gambit will have some convincing to do between now and then.

Additional Information

In connection with the business combination, Pivotal Holdings Corp (“Holdings”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, Queen’s Gambit Growth Capital (“Queen’s Gambit”) will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This communication is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that Queen’s Gambit will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Queen’s Gambit as of a record date to be established for voting on the business combination. Shareholders of Queen’s Gambit will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Queen’s Gambit Growth Capital, 55 Hudson Yards, 44th Floor, New York, New York, 10001.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Swvl Inc. (“Swvl”) and Queen’s Gambit, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of Swvl and/or Queen’s Gambit’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl and Queen’s Gambit. These statements are subject to a number of risks and uncertainties regarding Swvl’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Queen’s Gambit’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Swvl or Queen’s Gambit for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or additional information that may later arise in connection with preparation of the registration statement on Form F-4 and proxy materials, or after the consummation of the business combination as a result of the limited time SPAC had to conduct due diligence; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; the lack of, or recent implementation of, certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Holdings, Swvl, Queen’s Gambit and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Queen’s Gambit’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Swvl and Queen’s Gambit in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of Queen’s Gambit for the business combination. Information about Queen’s Gambit’s directors and executive officers is also available in Queen’s Gambit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and other relevant materials filed with the SEC.

No Offer or Solicitation

This communication is for informational purposes only and is not a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This communication is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.